

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Savalle Sims
General Counsel
WarnerMedia Holdings, Inc.
230 Park Avenue South
New York, New York 10003

>   **Re: WarnerMedia Holdings, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 22, 2023**
>   **File No. 333-270749**

Dear Savalle Sims:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Benjamin Pedersen